Filed Pursuant to Rule 433

Dated November 17, 2014

Registration Statement No. 333-178577-02

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated November 17, 2014

Issuer:	Interstate Power and Light Company

Security Type:	Senior Debentures

Size:	$250,000,000

Maturity Date:	December 1, 2024

Coupon:	3.25%

Price to Public:	99.255%

Yield to Maturity:	3.338%

Benchmark Treasury:	2.25% due November 15, 2024

Benchmark Treasury Yield:	2.338%

Spread to Benchmark Treasury:	+100 bps

Interest Payment Dates:	June 1 and December 1, commencing on June 1, 2015

Optional Redemption – Reinvestment Rate:	Prior to September 1, 2024, make-whole call at Treasury +15 bps

Optional Redemption at Par:	On or after September 1, 2024

Trade Date:	November 17, 2014

Settlement Date:	November 24, 2014 (T+5)

CUSIP:	461070AL8

ISIN:	US 46107 0AL87

Anticipated Ratings*:	A3/A- (Moody’s/S&P)

Joint Book-Running Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Goldman, Sachs & Co.

Co-Managers:	Robert W. Baird & Co., Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from Barclays Capital Inc. by calling 1-888-603-5847, from BNY Mellon Capital Markets, LLC by calling 1-800-269-6864 or from Goldman, Sachs & Co. by calling 1-866-471-2526.